[New Vision Holdings, Inc. Letterhead]

October 30, 2002


United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

    Re:Withdrawal of Registration Statement on Form 10-SB
       Filed on October 3, 2002
       File No: 0-50023
       New Vision Holdings, Inc.



Attention:
Mr. John D. Reynolds
Ms. Goldie B. Walker

New Vision Holdings, Inc. (the "Company"), a Delaware corporation, hereby withdraws its registration statement on Form 10-SB (the "Registration Statement") as originally filed with the Securities and Exchange Commission on October 3, 2002. This withdrawal is being made to give the Company additional time to review its business model and to withdraw its Registration Statement prior to the expiration of the 60-day period following the original filing date and, as such, prior to its effective date. The Company further advises the Commission that no shares of common stock sought to be registered pursuant to the Registration Statement have been offered or sold.

Thank you in advance for your attention  to  this  matter.

Sincerely,

/s/ Josh Weinfeld
----------------------
Josh Weinfeld,
President